Exhibit 3.1
Effective August 28, 2024
KINGSTONE COMPANIES, INC.

Amendments to Article V of By-Laws

Sections 6 and 7 of Article V of the By-Laws are amended to read as follows:

CHAIRMAN OF THE BOARD

Section 6.  The chairman of the board of directors, if an executive of the corporation, shall have general supervision and control over the finances of the corporation, subject to the control of the board of directors and the chief executive officer of the corporation, if any, and shall see that all orders and resolutions of the board are carried into effect; shall preside at all meetings of the board of directors and stockholders; shall be ex-officio a member of all standing committees; and shall perform such other duties as from time to time may be assigned to him or her by the board of directors.

A non-executive chairman of the board of directors shall have general supervision over the board of directors and its activities; shall provide overall leadership to the board of directors; shall preside at all meetings of the board of directors and stockholders; shall be ex-officio a member of all standing committees; and shall perform such other duties as from time to time may be assigned to him or her by the board of directors.

PRESIDENT

Section 7.  The president shall have general supervision and control over the day-to-day business and management of the corporation, subject to the control of the board of directors, and shall see that all orders and resolutions of the board are carried into effect.  In the absence of an executive chairman of the board of directors and a chief executive officer of the corporation, the president shall have general supervision and control over the finances of the corporation, subject to the control of the board of directors.